Exhibit 99.1

DoubleDown Interactive Co., Ltd.

Condensed consolidated financial statements (unaudited)

September 30, 2020 and September 30, 2019

DoubleDown Interactive Co., Ltd.

Condensed consolidated financial statements (unaudited)

September 30, 2020 and 2019

DoubleDown Interactive Co., Ltd.

Condensed consolidated statement of income and comprehensive income

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue	$92,166	$67,872	$267,305	$204,282
Operating expenses:
Cost of revenue(1)	32,648	24,820	94,344	75,660
Sales and marketing(1)	20,905	10,154	53,689	25,193
Research and development(1)	4,635	4,451	13,847	14,921
General and administrative(1)	5,103	3,739	14,983	14,004
Depreciation and amortization	7,978	8,363	23,938	25,082

Total operating expenses	71,269	51,527	200,801	154,860

Operating income	20,897	16,345	66,504	49,422
Other income (expense):
Interest expense	(719)	(6,391)	(10,142)	(19,732)
Interest income	18	154	189	289
Gain on foreign currency transactions	558	1,780	3,167	3,537
Gain (loss) on foreign currency remeasurement of intercompany items	(1,251)	3,599	233	8,118
Other, net	(5,437)	91	(5,262)	(191)

Total other expense, net	(6,831)	(767)	(11,815)	(7,979)

Income before income tax	14,066	15,578	54,689	41,443
Income tax expense	(5,768)	(3,823)	(16,539)	(10,979)

Net income	$8,298	$11,755	$38,150	$30,464
Other comprehensive income (expense):
Pension adjustments, net of tax	$(20)	$(68)	$(211)	$(234)
Gain on foreign currency translation	(657)	10,106	15,869	19,846

Comprehensive income	$7,621	$21,793	$53,808	$50,076

Earnings per share:
Basic	$3.75	$9.86	$22.83	$25.54
Diluted	$3.75	$6.78	$17.30	$18.16
Weighted average shares outstanding:
Basic	2,214,522	1,192,725	1,670,715	1,192,725
Diluted	2,214,522	2,000,810	2,360,311	1,980,695

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed consolidated balance sheet

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$26,012	$42,418
Accounts receivable, net	31,313	19,811
Prepaid expenses, and other assets	4,239	3,635

Total current assets	61,564	65,864
Property and equipment, net	390	379
Operating lease right-of-use assets, net	10,382	12,384
Intangible assets, net	78,946	102,697
Goodwill	633,965	633,965
Other non-current assets	71	113

Total assets	$785,318	$815,402

Liabilities and Shareholders’ Equity
Short-term senior note	$—	$34,548
Accounts payable and accrued expenses	15,360	10,915
Short-term operating lease liabilities	2,890	2,795
Income taxes payable	1,382	171
Contract liabilities	1,617	1,804
Other current liabilities	596	261

Total current liabilities	21,845	50,494
Bonds	—	256,133
Long-term borrowings with related party	42,608	86,371
Long-term operating lease liabilities	8,320	10,424
Deferred tax liabilities, net	19,672	24,008
Other non-current liabilities	6,559	7,304

Total liabilities	99,004	434,734
Shareholders’ equity
Common stock	18,925	10,603
Additional paid-in-capital	588,063	344,547
Accumulated other comprehensive income	25,091	9,433
Retained earnings	54,235	16,085

Total shareholders’ equity	686,314	380,668

Total liabilities and shareholders’ equity	$785,318	$815,402

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed consolidated statement of changes in shareholders’ equity

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Three months ended
As of July 1, 2020	2,214,522	$18,924	$588,064	$25,768	$45,937	$678,693
Pension adjustments, net of tax	—	—	—	(20)	—	(20)
Gain on foreign currency translation	—	—	—	(657)	—	(657)
Exercise of warrants	—	—	—	—	—
Conversion of convertible bonds	—	—	—	—	—	—
Net income	—	—	—	—	8,298	8,298

As of September 30, 2020	2,214,522	$18,924	$588,064	$25,091	$54,235	$686,314

Nine months ended
As of January 1, 2020	1,192,725	$10,603	$344,547	$9,433	$16,085	$380,668
Pension adjustments, net of tax				(211)		(211)
Gain on foreign currency translation				15,869		15,869
Capital investment from parent			369			369
Exercise of warrants	306,539	2,496	61,878			64,374
Conversion of convertible bonds	715,258	5,825	181,270			187,095
Net income					38,150	38,150

As of September 30, 2020	2,214,522	$18,924	$588,064	$25,091	$54,235	$686,314

Three months ended
As of July 1, 2019	1,192,725	$10,603	$341,183	$9,650	$(1,531)	$359,905
Pension adjustments, net of tax	—	—	—	(68)	—	(68)
Gain on foreign currency translation	—	—	—	10,106	—	10,106
Capital investment from parent	—	—	—	—	—	—
Net income	—	—	—	—	11,755	11,755

As of September 30, 2019	1,192,725	$10,603	$341,183	$19,688	$10,224	$381,698

Nine months ended
As of January 1, 2019	1,192,725	$10,603	$339,423	$76	$(20,240)	$329,862
Pension adjustments, net of tax				(234)		(234)
Gain on foreign currency translation				19,846		19,846
Capital investment from parent			1,760			1,760
Net income					30,464	30,464

As of September 30, 2019	1,192,725	$10,603	$341,183	$19,688	$10,224	$381,698

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed consolidated statement of cash flows

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)	Nine months ended September 30,
	2020	2019
Cash flow from operating activities:
Net Income	$38,150	$30,464
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	23,938	25,083
Gain on foreign currency remeasurement of intercompany item	(233)	(8,118)
Deferred tax expense	4,477	4,415
Non-cash interest expense	5,015	9,613
Working capital adjustments:
Accounts receivable	(12,443)	(6,323)
Prepaid expenses, other current and non-current assets	(487)	(1,589)
Accounts payable, accrued expenses and other payables	5,170	(880)
Contract liabilities	(187)	(265)
Income tax payable	1,232	(1,740)
Other current and non-current liabilities	(851)	1,815

Net cash flows provided by operating activities	63,781	52,475

Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	(1,952)	—
Purchases of intangible assets	(5)	—
Purchases of property and equipment	(194)	(165)

Net cash flows from (used in) investing activities	(2,151)	(165)

Cash flows from (used in) financing activities:
Capital investment from parent	—	1,760
Proceeds from long-term borrowings with related party	—	17,621
Repayments of long-term borrowings with related party	(41,641)	—
Proceeds received from short-term borrowings	—	68,631
Repayments of short-term senior note	(33,313)	(136,413)

Net cash flows used in financing activities	(74,954)	(48,401)

Net foreign exchange difference on cash and cash equivalents	(3,082)	(2,940)

Net increase (decrease) in cash and cash equivalents	(16,406)	969
Cash and cash equivalents at beginning of period	42,418	30,964
Cash and cash equivalents at end of period	$26,012	$31,933

Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% Convertible bonds, net of tax	187,095	—
Conversion of 2.5% Non-convertible bonds with warrants, net of tax	64,374	—
Cash paid for:
Interest	$5,790	$3,145
Income taxes	$9,432	$5,309

See accompanying notes to condensed consolidated financial statements

DoubleDown Interactive Co., Ltd.

Notes to Condensed consolidated financial statements (Unaudited)

Note 1: Basis of presentation and summary of significant accounting policies

Description of business

DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications (“apps”). DDI is a wholly-owned subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder. DoubleDown Interactive, LLC, (“DDI-US”), a wholly-owned subsidiary with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.

Acquisition of Double8 Games Co.,Ltd. (“Double8 Games”)

On February 25, 2020, we completed the acquisition of Double8 Games Co., Ltd. (“Double8 Games”) from DoubleU Games in exchange for KRW 2.3 billion (US$1.9 million). Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. The acquisition was considered a business combination among entities under common control and, therefore, the transfer of net assets was recorded at their carrying value with all financial information prior to the acquisition adjusted for comparability.

Assets acquired and liabilities assumed primarily consist of working capital items, including a right of use asset and lease obligation. The difference between the cash paid and carrying value of the net assets received was recorded as a capital investment from parent.

Basis of presentation

Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair presentation of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the years ended December 31, 2019 and 2018.

The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment. The accounting policies were consistently applied to all periods presented except as indicate below under “Recent accounting guidance — adopted.”

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect financial statements and accompanying notes. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.

The actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to the recent outbreak of a novel strain of the coronavirus (“COVID-19”).

Functional currency and translation of financial statements

Our functional currency is the Korean Won (“KRW”) and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying condensed consolidated financial statements are presented in USD. The condensed consolidated balance sheet has been translated at the exchange rates prevailing at each balance sheet date. The condensed consolidated statements of income and comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. When we parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader, we use the exchange rates in effect as of September 30, 2020, unless otherwise noted.

Financial instruments and concentration of credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts between us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue for the three and nine months ended September 30, 2020 was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.

The following table summarizes the percentage of revenue and accounts receivable generated via our platform providers in excess of 10% of our total revenue and total accounts receivable:

	Revenue concentration
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Apple	51.3%	48.6%	50.4%	47.7%
Facebook	26.5%	31.1%	27.7%	31.6%
Google	19.2%	16.7%	19.0%	17.1%

	Accounts receivable concentration
	As of September 30,	As of December, 31
	2020	2019
Apple	68.6%	53.6%
Facebook	17.1%	28.0%
Google	13.0%	16.8%

Recent accounting guidance

Financial instruments — credit losses

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” in June 2016, and has since modified the standard with several ASUs (collectively, the “new credit loss standard”). The new credit loss standard replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For our impacted instruments, which include accounts and other receivables, we are required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. The new credit loss standard was effective for us beginning January 1, 2020. The adoption of this guidance did not have a material effect on our condensed consolidated financial statements, and we do not expect it to significantly impact future consolidated financial statements.

Fair value measurements

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” The new guidance amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying, and adding certain disclosures on fair value measurements in ASC 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The new guidance was effective for us beginning January 1, 2020. The adoption of this guidance did not have a material effect on our condensed consolidated financial statements, and we do not expect it to significantly impact future consolidated financial statements.

Income taxes

In December 2019, the FASB issued ASU 2019-12, which is intended to simplify the accounting for income taxes. This update removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. Early adoption of the new standard is permitted for companies for periods for which financial statements have not yet been issued. The Company early adopted the standard on January 1, 2020. The adoption did not have a material impact on the financial condition, results of operations and cash flows, or financial statement disclosures.

Note 2. Revenue from contracts with customers

Our social and mobile apps operate on a free-to-play model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.

Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.

Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g. bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.

Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.

Disaggregation of revenue

We believe disaggregation of our revenue based on platform and geographical location is appropriate as these are categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The following table represents our revenue disaggregated based on mobile and web platforms (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mobile	$66,913	$45,879	$191,098	$137,935
Web	25,253	21,993	76,207	66,347

Total	$92,166	$67,872	$267,305	$204,282

The following table represents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
U.S. (1)	$86,008	$63,183	$250,244	$190,249
International	6,158	4,689	17,061	14,033

Total	$92,166	$67,872	$267,305	$204,282

(1)	Geographic location is presented as being derived from the U.S. when data is not available.

Contract assets, contract liabilities and other disclosures

Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable and relate to non-cancellable contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of September 30, 2020	As of December 31, 2019
Contract assets(1)	$479	$541
Contract liabilities	1,597	1,804

(1)	Contract assets are included within prepaid expenses and other current assets in our condensed consolidated balance sheets.

Note 3: Goodwill and intangible assets

There were no changes to the carrying amount of goodwill in the three months ended September 30, 2020. Changes in the carrying amount of intangible assets were as follows:

		September 30, 2020				December 31, 2019
	Useful Lives (in years)	Gross amount	Accum. amort	Net amount	Gross amount	Accum. amort	Net amount
Trademarks	indefinite	$50,000	$—	$50,000	$50,000	$—	$50,000
Customer relationships	4	75,000	(62,500)	12,501	75,000	(48,437)	26,563
Purchased technology	5	45,423	(31,367)	14,056	45,423	(24,487)	20,936
Development costs	3	9,486	(7,829)	1,657	9,486	(5,096)	4,390
Software	4	2,404	(1,671)	733	2,400	(1,592)	808

Total		$182,313	$(103,367)	$78,946	$182,309	$(79,612)	$102,697

The following reflects amortization expense related to intangible assets included with depreciation and amortization:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Amortization expense	$7,919	$8,281	$23,757	$24,841

Note 4: Debt

The components of debt as of September 30, 2020 and December 31, 2019 are as follows (in thousands):

	As of September 30, 2020	As of December 31, 2019
3.50% Senior Note due 2020	$—	$34,548
4.60% Senior Notes due to related party due 2024	42,608	86,371
2.5% Convertible bonds due 2024; early redemption 2022 (including accrued interest)	—	193,643
2.5% Bonds with detachable warrants due 2024; early redemption 2022 (including accrued interest)	—	62,490

Total debt	$42,608	$377,052
Less: Short-term debt	—	(34,548)
Total Long-term debt	$42,608	$342,504

Joint Investment Agreement

In 2017, in connection with the acquisition of DDI-US, a Joint Investment Agreement was executed by DUG and STIC Special Situation Private Equity Fund (“STIC”). As part of consummating the Joint Investment Agreement, we also entered into a series of additional inter-related multiple element financing agreements with STIC, whereby we issued to STIC, pursuant to a subscription agreement, (i) aggregate principal amount KRW210 billion (US$179 million) of 2.5% Convertible Bonds due 2024 (the “2.5% Convertible Bonds”), unless earlier redeemed or converted into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain adjustments, and (ii) aggregate principal amount of KRW90 billion (US$77 million) 2.5% Non-convertible Bonds due 2024 (the “2.5% Non-convertible Bonds”) with detachable warrants to purchase 306,540 common shares at an initial exercise price of KRW293,600 per share, subject to certain adjustments. We collectively refer to the 2.5% Convertible Bonds and the 2.5% Non-convertible Bonds as the “Bonds.” See further discussion of the Bonds and the warrants, below.

These inter-related agreements afforded DUG, STIC, and the Company the following significant obligations, rights and privileges:

•

DUG has committed to take efforts to file an initial registration statement for an initial public offering (“IPO”) for DDI, provided that the expected IPO price generates at least an 8% internal rate of return (“IRR”) to STIC. If such IRR is not expected, DUG may only file a registration statement if requested by STIC. If STIC requests to sell its shares in the IPO, DUG will have to include at least 50% of such shares in the offering.

•

DUG has a call option to purchase the equity-linked securities issued to STIC under certain time and price conditions, but which must be exercised by May 26, 2020, or it expires. On May 15, 2020, DUG exercised the right to call. See discussion under debt arrangements below.

•

STIC has tag-along rights to sell all or part of its direct and indirect share interest in the Company, including the equity-linked securities, if DUG sells its interest in our common shares to a third party; and STIC has drag- along rights to request DUG to sell its interest in our common shares if STIC wishes to sell its interest in us to any third party under one of the following circumstances: (i) DUG does not exercise its call option; (ii) DUG is in material breach of the Joint Investment Agreement; or (iii) the purpose of the acquisition of DDI-US is not likely to be achieved as a result of a reduction in value of DDI-US.

•

In all scenarios under which a buy out of the Bonds, warrants or shares could occur, DUG, and not DDI, has the associated rights and obligations, and the Joint Investment Agreement does not provide for the relevant instruments to be extinguished. Instead, they can be assigned to DUG in exchange for the appropriate consideration. DDI is not obligated, nor has the right to make any settlements in connection with these buyout scenarios.

•

The Joint Investment Agreement further provides that none of DDI, DUD or DDI-US will enter into certain transactions or engage in certain activities without prior written consent from STIC, including, but not limited to issuing new share capital, acquiring or selling material businesses and paying dividends.

The Joint Investment Agreement may be terminated by each party if (i) DUG has repaid or sold all Bonds to a third party; (ii) STIC no longer holds any shares resulting from the exercise of the warrants or conversion of the 2.5% Convertible Bonds; or (iii) DDI has completed the IPO.

Debt arrangements

Short-term senior note and long-term borrowings with related party

3.50% Senior Note due 2020

In May 2019, we refinanced our 4.3% Senior Note with a new credit facility (the 3.5% Senior Note) with two new lenders, with an original aggregate principal amount of KRW80 billion (US$68.2 million), at a lower interest rate of 3.5%. The proceeds from the 3.5% Senior Note, along with KRW20 billion (USD17.0 million) in additional borrowing from our 4.6% Senior Notes with related party were used to repay amounts outstanding under the 4.3% Senior Note.

The 3.50% Senior Note requires quarterly interest payments at 3.50% of unpaid principal beginning in August 2019. Quarterly principal repayments of KRW20 billion (US$17.0 million) are required.

The 3.5% Senior Note was paid in full in May 2020.

4.60% Senior Notes due to related party due 2024

The 4.60% Senior Notes due to related party, which collectively total KRW100 billion (US$85.2 million), accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).

In June 2020, a voluntary principal payment of KRW20 billion (US$17.0 million) was made.

In September 2020, a voluntary principal payment of KRW30 billion (US$25.6 million) was made.

Bonds

2.5% Convertible Bonds

Interest on the 2.5% Convertible Bonds is payable in quarterly cash coupon payments of 0.625% of the outstanding principal. The 2.5% Convertible Bonds have a 5.0% yield-to-maturity, which is accrued on the outstanding amount, compounded quarterly, with a portion paid out quarterly through the coupon until the outstanding principal is paid in full at maturity. The 2.5% Convertible Bonds will mature on May 26, 2024, unless earlier redeemed at the option of the holder, beginning May 2022. The maturity of the 2.5% Convertible Bonds is accelerated upon various events of default, including standard credit-risk related events, as well as changes in control, events that have a significant adverse effect on DDI, and others. The default rate of interest is 9%.

The 2.5% Convertible Bonds are convertible into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain standard adjustments for anti-dilution protection (“conversion price adjustment”). The 2.5% Convertible Bonds also contain a provision commonly referred to as “down-round” protection, whereby, in the event of issuance of new debt with the conversion price below the 2.5% Convertible Bonds’ conversion price, or in the event of the sale of new shares at the price below the conversion price, the conversion price will be adjusted based on the magnitude of the dilution to existing shareholders. We believe the likelihood of triggering a conversion price adjustment is remote due to the control exercised by DUG and STIC and the expected operating performance of the Company. As of December 31, 2019, no event triggering a conversion price adjustment, or the down-round protection had occurred.

At various dates in May and June 2020, STIC, as holder of the 2.5% Convertible Bonds, exercised its right to convert all outstanding bonds into 715,258 common shares. In connection with these transactions, we paid STIC the accrued coupon interest of $0.9 million and the unpaid yield-to-maturity interest of $4.5 million was forfeited.

The conversion of the 2.5% Convertible Bonds was in accordance with the original terms of the instruments and were not subject to an inducement offer to convert as the terms of the conversion were not modified. As a result, the carrying value of the 2.5% Convertible Bonds, plus the forfeited yield-to-maturity interest, net of related income tax effects of KRW 229.7 billion (US$187.1 million, at May 15, 2020) with KRW 7.2 billion (US$5.8 million, at May 15, 2020) recorded to common shares and KRW 222.5 billion (US$181.3 million, at May 15, 2020) was recorded to additional paid-in-capital with no gain or loss recognized.

2.5% Non-convertible Bonds and detachable warrants

As discussed further above, in May 2017, we issued aggregate principal amount KRW90 billion (US$77 million) 2.5% Non-convertible Bonds due 2024 with detachable warrants to purchase 306,539 common shares at an initial conversion price of KRW293,600 per share, subject to certain standard adjustments for anti- dilution protection (“exercise price adjustment”). The warrants also contain a provision commonly referred to as “down-round” protection, whereby, in the event of issuance of new debt or sale of new shares at a price below the exercise price, the exercise price will be adjusted based on the magnitude of the dilution to existing shareholders. We determined the likelihood of triggering an adjustment to the conversion price was remote due to the control exercised by DUG and STIC and the expected operating performance of the Company. As of June 30, 2019, no event triggering an exercise price adjustment or the down-round protection occurred during the period the Non-convertible Bonds were outstanding.

Interest on the 2.5% Non-convertible Bonds is payable in quarterly cash coupon payments of 0.625% of the outstanding principal. The 2.5% Non-convertible Bonds have a 5.0% yield-to-maturity, which is accrued on the outstanding amount, compounded quarterly, with a potion paid out quarterly through the coupon until the outstanding principal is paid in full at maturity. The 2.5% Non-convertible Bonds will mature on May 26, 2024, unless earlier redeemed at the option of the holder beginning May 2022. The 2.5% Non-convertible Bonds are accelerated upon various events of default, including standard credit-risk related events, as well as changes in control, events that have a significant adverse effect on DDI, and others. The default rate of interest is 9%.

The warrants may be exercised with cash, by surrendering the 2.5% Non-convertible Bonds, or by any combination thereof during the period commencing on May 25, 2018 and ending on April 26, 2024 at the option of the holder. The 2.5% Non-convertible Bonds are due with a 30-day notification by April 26, 2024 unless earlier redeemed under the early redemption clause, which is before May 26, 2022.

On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non-convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to-maturity interest, net of related income tax effects of KRW 79.0 billion (US$64.4 million, at May 15, 2020) with KRW 3.1 billion (US$2.5 million, at May 15, 2020) recorded to common shares and KRW 75.9 billion (US$61.9 million, at May 15, 2020) was recorded to additional paid-in-capital with no gain or loss recognized.

Note 5: Fair value measurement

The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short-term senior notes approximate their recorded values due to the short-term nature of these instruments.

Our cash equivalents (Level 1 estimate) consist of money market funds and Korean market government bonds totaling $21.2 million and $25.7 million, as of September 30, 2020 and December 31, 2019, respectively. We rely on credit market data to track interest rates for other entities with similar risk profiles.

As of September 30, 2020, and December 31, 2019, we believe the fair value of our senior notes (Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile. As of December 31, 2019, we estimate the fair value of our 2.5% Convertible Bonds, a Level 3 estimate, to be $325.0 Million, and we estimate the fair value of our 2.5% Non-convertible Bonds with warrants, a Level 3 estimate, to be $133.5 million. Convertible Bonds and 2.5% Non-convertible Bonds with warrants was determined based on an analysis of our enterprise value, our common share value, and rights conveyed to holders of the instruments.

Note 6: Income taxes

We are subject to federal and state income taxes in the Korea and the United States. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts and projected results for the full year.

Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, Foreign Derived Intangible Income (FDII) deduction, research and development credits, and a valuation allowance on Korean deferred tax assets. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses and tax credits. As of September 30, 2020, and December 31, 2019, we have provided a valuation allowance against our net deferred tax assets that we believe, based on the weight of available evidence, are not more likely than not to be realized.

The effective tax rate for the three and nine months ended September 30, 2020 was 41.0%, and 30.2% and 24.5% and 26.5% for the three and nine months ended September 30, 2019, respectively. The effective tax rate in all periods is higher than the Korean statutory rate of 20%, primarily due to foreign rate differential, withholding taxes, a valuation allowance on the Korean attributes, offset by the benefit of a FDII deduction and research tax credits.

We have not recorded a liability for income taxes or withholding taxes on undistributed earnings of subsidiaries as of September 30, 2020 and December 31, 2019, as we intend to reinvest such earnings outside of Korea for the foreseeable future. Given our current and anticipated losses in Korea, the method of realizing the cumulative temporary differences related to foreign earnings is difficult to estimate. Therefore, we concluded it is not practical to estimate the related deferred tax liability.

On May 15, 2020, our 2.5% Convertible debt and 2.5% Non-convertible debt with warrants were converted. The deferred tax liabilities associated with these instruments were derecognized with an offset to capital.

We are currently not under audit in any tax jurisdiction. We do not have any uncertain tax positions and have not established reserves for tax positions based on estimates of whether, and the extent to which, additional taxes will be due.

Note 7: Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common share equivalents are comprised of warrants and shares issuable under our convertible debt arrangement described above.

The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Numerator:
Net income applicable to common shareholders - basic	$8,298	$11,755	$38,150	$30,464
Dilutive effect of assumed conversion of convertible debt	—	1,813	2,687	5,510
Net income applicable to common shareholders - diluted	$8,298	$13,568	$40,837	$35,974
Denominator:
Weighted average shares outstanding - basic	2,214,522	1,192,725	1,670,715	1,192,725
Dilutive effect of assumed conversion of convertible debt	—	715,258	593,298	715,258
Dilutive effect of assumed conversion of warrants	—	92,827	96,297	72,712
Weighted average shares outstanding – diluted	2,214,522	2,000,810	2,360,310	1,980,695
Basic net income per share	$3.75	$9.86	$22.83	$25.54
Diluted net income per share	$3.75	$6.78	$17.30	$18.16

Note 8: Leases

We are lessee for corporate office space in Seattle, Washington and Seoul, Korea. The lessor for our Seoul, Korea leases is our parent, DoubleUGames (see Note 11). Our leases have remaining terms of three to five years. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.

The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.

In February 2019, we executed new subleases with our parent, DUG, for 21,218 square feet of office space in Gangnam-gu, Seoul, Korea. The lease term will expire in September 2023.

Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of September 30, 2020	As of December 31, 2019
Operating lease right-of-use asset	$11,210	$13,219
Accrued rent	828	835

Total operating lease right-of-use asset, net	$10,382	$12,384

Short-term operating lease liabilities	$2,890	$2,795
Long-term operating lease liabilities	$8,320	$10,424

Total operating lease liabilities	$11,210	$13,219

Supplemental cash flow information related to leases was as follows (in thousands):	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Cash paid for amounts included in the measurement of operating lease liabilities	$2,406	$1,795

Maturities of lease liabilities are as follows (in thousands):

As of September 30, 2020	Seattle lease	Seoul leases (related party)
2020 (excluding the nine months ended September 30, 2020)	$481	$289
2021	1,938	1,337
2022	1,987	1,364
2023	2,037	1,174
2024	1,732	—
Thereafter	—	—
Less: imputed interest	(771)	(358)

Total	$7,404	$3,806

Note 9: Accumulated other comprehensive income

Changes in accumulated other comprehensive income (“AOCI”) by component for the three months ended and nine months ended September 30, 2020 were as follows (in thousands):

Three months ended September 30, 2019	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of July 1, 2019	$10,129	$(479)	$9,650
Foreign currency translation gain/(loss)	10,106		10,106
Actuarial gain/(loss), net of tax expense of $8		(68)	(68)

Balance as of September 30, 2019	$20,235	$(547)	$19,688

Three months ended September 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of July 1, 2020	$26,657	$(889)	$25,768
Foreign currency translation gain/(loss)	(657)		(657)
Actuarial gain/(loss), net of tax benefit of $72		(20)	(20)

Balance as of September 30, 2020	$26,000	$(909)	$25,091

Nine months ended September 30, 2019	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1, 2019	$389	$(313)	$76
Foreign currency translation gain/(loss)	19,846		19,846
Actuarial gain/(loss), net of tax benefit of $13		(234)	(234)

Balance as of September 30, 2019	$20,235	$(547)	$19,688

Nine months ended September 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1, 2020	$10,131	$(698)	$9,433
Foreign currency translation gain/(loss)	15,869		15,869
Actuarial gain/(loss), net of tax of $72		(211)	(211)

Balance as of September 30, 2020	$26,000	$(909)	$25,091

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain (loss) is permanently reinvested.

Note 10: Commitments and contingencies

Legal contingencies

On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. Similar class-action lawsuits were concurrently filed with certain of our competitors, certain of which, announced settlements which the court has recently approved.

In August 2018, we filed a Motion to Compel Arbitration, which was denied and immediately appealed in December 2018. We were granted a Motion to Stay pending appeal in February 2019. In October 2019, a court date was issued and subsequently abated as the Ninth Circuit Appeals court hears the oral arguments and a resolution of appeal is determined in a similar case with one of our competitors. On January 29, 2020, the Ninth Circuit affirmed the District Court’s denial of arbitration, thereby denying our appeal to compel arbitration. The case is now in District Court. On June 17, 2020, we filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. We subsequently filed a motion for reconsideration of this ruling. No date for a hearing on the motion has been set. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations. No date for a hearing on the motion has been set. On September 10, 2020, DDI-US filed a motion to dismiss under Fed. R. Civ P. 12 (B)(1) and a motion to abstain asking the District Court to stay this lawsuit pending the resolution of a Declaratory Judgment action filed by DDI-US (and IGT) in the Washington State Superior Court seeking a ruling on certain relevant issues under Washington state law. No date for a hearing on theses motions has been set. Discovery has commenced and is continuing. We dispute any allegation of wrongdoing and will continue to vigorously defend ourselves in these matters.

The case is subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss or range of loss cannot be reasonably estimated. We evaluated (1) the facts and circumstances known to us, including information regarding settlements and other relevant events and developments, (2) the advice and analyses of counsel and (3) the assumptions and judgement of management, all of which involve a series of complex judgments about future events. As a result, no amount has been recorded in connection with this lawsuit.

The future outcome of this matter could be material to our operating results and cash flows in a future period. Legal costs associated with our legal proceedings are expensed as incurred.

Publishing and license agreements

DoubleUGames

We entered into the DoubleUGames License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleUGames License Agreement, DoubleUGames grants us an exclusive license to develop and distribute certain DoubleUGames social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleUGames in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of September 30, 2020, we licensed approximately 21 game titles under the terms of this agreement.

International Gaming Technologies (“IGT”)

In 2017, we entered into a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three months ended September 30, 2019 and 2020 totaled $2.8 million and $3.4 million, respectively, and for the nine months ended September 30, 2019 and September 30, 2020 totaled $9.3 million and $10.5 million, respectively, and are recognized as a component of cost of revenue.

Note 11: Related party transactions

Our related party transactions comprise expenses for use of intellectual property, borrowings, and facilities as previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.

The following is a summary of expenses charged by our parent, DUG (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019	Financial statement line item
Royalty expense	$1,866	$1,631	$3,284	$4,314	Cost of revenue
Interest expense	2,556	995	4,437	2,783	Interest expense
Rent expense	1,105	379	2,209	1,058	General and administrative expense
Other expense	12	78	24	91	General and administrative expense

Amounts due to our parent, DUG, are as follows (in thousands):

	At September 30,	At December 31,
	2020	2019	Financial statement line item
4.6% Senior Note due related party	$42,608	$86,371	Long-term borrowing related party
Royalties and other	2,115	2,691	Accounts payable and accrued expenses
Short-term lease liability	1,289	1,288	Short-term operating lease liabilities
Accrued interest on related party note	4,066	5,169	Other non-current liabilities
Long-term lease liability	2,508	3,413	Long-term operating lease liabilities

Note 12: Defined benefit pension plan

We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final waged-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $2.6 million and $1.9 million was included in other non-current liabilities as of September 30, 2020 and December 31, 2019, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is unfunded.

Note 13: Initial public offering costs

We incurred costs directly attributable to our proposed initial public offering that went effective June 30, 2020 with the Securities and Exchange Commission (SEC) but did not successfully offer securities. The offering costs were previously deferred and recorded as a non-current asset with the expectation of netting against the proceeds received. Although we remain effective and have not withdrawn our filings, the postponement has extended beyond 90 days and is considered an aborted offering. Accordingly, the deferred offering costs of $5.5 million have been expensed to other, net under other income(expense) on the condensed consolidated statements of income and comprehensive income.